Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	March 30, 2016
For Immediate Release	NR#16-04

MAG SILVER REPORTS 2015 ANNUAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) announces the Company’s audited consolidated financial results for the year ended December 31, 2015. For details of the consolidated financial statements, Management's Discussion and Analysis, Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2015, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in United States dollars (“US$”) unless otherwise specified.

2015 FINANCIAL RESULTS

As at December 31, 2015, the Company had cash of $75,423,681 (December 31, 2014: $86,280,385) and no debt. The primary use of cash during the year ended December 31, 2015 was on the Juanicipio property, where the Company expended on its own account and through advances to Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) $5,009,258 (December 31, 2014: $4,710,939).  The Company also incurred expenditures on its other properties totaling $3,227,857 (December 31, 2014: $4,701,822).  Subsequent to the year end, the Company closed a bought deal public offering and including a fully exercised over-allotment option, issued 10,240,750 common shares at $7.30 per share for combined gross proceeds of $74,757,475 and estimated net proceeds of approximately $70.5 million. The Company currently has approximately $142 million in cash and has already funded its 44% share of Minera Juanicipio cash calls through June 2016. The Company believes that it has enough cash, after giving effect to this offering, to fully fund its 44% share of cash calls for the Juanicipio mine development (see below) as envisioned in the current Juanicipio technical report  (see press release dated May 27, 2014) completed by Roscoe Postle Associates Inc. (“RPA”).

The Company’s net loss for the year ended December 31, 2015 amounted to $16,828,714 or $0.24 per share (December 31, 2014: $16,133,203 or $0.25 per share).  During the year, the Company wrote-off its option to acquire the Salamandra mineral interest in the amount of $4,292,288 compared to the exploration and evaluation costs written-off during the prior year of $6,418,387.  Share based payment expense (a non-cash item) on equity incentive grants decreased to $3,089,926 (December 31, 2014: $3,502,481).  With the appreciation of the US$ relative to the Canadian dollar and Mexican Peso, the Company recorded a foreign exchange loss of $2,134,504 (December 31, 2014: $1,012,584), a deferred income tax expense of $1,482,330 (December 31, 2014: deferred income tax recovery of $552,375), and a 44% equity loss pick up from its Investment in Associate of $1,366,204 (December 31, 2014: $231,375).

Shareholders may receive, upon request and free of charge, a hard copy of the Company’s Audited Financial Statements. The Company’s 40-F has also been filed with the United States Securities and Exchange Commission.

Project Updates

Development at the Juanicipio project remains focused on the continued ramp advancement and associated underground mining infrastructure, as well as on some metallurgical and geotechnical studies.  The decline development has seen a sustained improvement in the advance rate, which is now at or exceeding the levels (115 metres per month) envisioned in the RPA Juanicipio technical report (see press release dated May 27, 2014).  The cumulative ramp decline has now surpassed 2,600 metres of the 3500 metres needed to reach the footwall of the Valdecañas vein and begin stope access and development. At current advance rates, the Company anticipates reaching the Valdecañas footwall in early 2017.  In addition to the ramp advance, two ventilation raises have been bored and brought into service, the mechanical shop and multi-use buildings have been completed, electrical lines and substations have been installed and road-widening is substantially complete, with culverts in all major drainages.

Exploration results from drilling at Juanicipio during the year ended December 31, 2015 were reported on April 23, 2015.  Four exploration holes were targeted approximately 100 metres below the deepest drilling to date on the property, and were drilled on 150 metre centres over a strike length of approximately 500 metres below the projected overlap zone between the southwest-dipping East and West Valdecañas Veins.  Results include the three widest and deepest intercepts ever cut at Juanicipio, ranging in true width from 11.69 metres to 32.09 metres, and carrying high grade silver gold and base metal values (see press release dated April 23, 2015).  This new lower zone remains open to depth along the entire strike length within the Joint Venture boundary. Combined features of the mineralization in these holes (see press release dated April 23, 2015) suggest that Minera Juanicipio may have hit an ore-fluid upwelling zone, which could open up a new exploration target zone to depth.

Upon review of the drilling results, Fresnillo and MAG jointly agreed to an additional 10,000 metre $1.5 million (MAG’s 44% share is $0.7 million) drill program to further delineate the extent of the new deep zone.  As well, a portion of the 2015 exploration budget for surface drill holes that was pending permitting in the third quarter was reallocated to underground drilling beneath the East Valdecañas Vein. A drill station was carved out along the decline at approximately 2,000 metres down ramp.  The surface and underground drilling commenced in November and is currently ongoing with three drill rigs on surface and one drilling from underground.  The holes range from 850 to over 1200 metres in depth, and all drilling should be completed in the second quarter, with assays to follow (all assays are currently pending).

The preliminary 2016 Minera Juanicipio Development Budget is approximately $12.8 million (MAG’s 44% share is $5.6 million), and continues to be designated primarily for continued ramp advancement and associated underground mining infrastructure, as well as some metallurgical and geotechnical studies. Fresnillo, the project operator, has publically reported that it expects that Juanicipio will be in production by approximately 2018, and has recently indicated that plant construction would commence in the fourth quarter of 2016. It is expected that once the decision to construct the surface facilities is approved, the 2016 development budget will be amended accordingly to reflect additional capital expenditures.

In addition to the 10,000 metre/$1.5 million deep zone extension drilling that has carried over into 2016, the 2016 preliminary Minera Juanicipio Exploration Budget is approximately $3.2 million (MAG’s 44% share is $1.4 million) for testing deep targets on the Juanicipio Vein and to search for new veins within the joint venture property.

Cinco de Mayo and Other projects

No active exploration is currently being undertaken on the Company’s Upper Manto and Pegaso Zone, as the Company continues its efforts to obtain a renewed surface access agreement with the local Ejido Benito Juarez. Although the Company believes that the process will be successful, the overall timeline to a resolution is not determinable at this time.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) is focused on advancing and exploring high grade district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are developing the underground decline towards the high grade Valdecañas and Juanicipio silver veins in Zacatecas State, all within the joint venture between MAG Silver (44%) and Fresnillo PLC (56%). In addition, ongoing exploration continues within the Juanicipio joint venture, while the Company concurrently works on regaining surface access to our 100% owned Cinco de Mayo property in Chihuahua State.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"
Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.
This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html